UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Pylypec, Leo P

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President and
   Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  12/14/99    M        660           A  $25.0313     3,997          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $25.0313        12/14/99       M                          660              03/12/97 (1) 03/12/06
to buy)
Incentive Stock Option (right  $31.9375                                                                   03/31/98     03/31/07
to buy)
Incentive Stock Option (right  $52.1250                                                                   10/29/99     10/29/08
to buy)
Incentive Stock Option (right  $55.6250                                                                   03/22/00     03/22/09
to buy)
Incentive Stock Option (right  $55.9688                                                                   03/17/99     03/17/08
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  12/14/99  Common Stock                   660                       0             D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,100                     1,100         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   250                       250           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,300                     1,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,000                     1,000         D   Direct
to buy)

Explanation of Responses:

(1)
Options, with the right to buy, vest ratably over a three-year period with the first vesting on the date indicated.

SIGNATURE OF REPORTING PERSON
/S/ By: Naudain L. Machen
    For: Leo P. Pylypec
DATE
January 10, 2000